

TD Financial Products LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68677

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2024 (MM/DD/YY) AND ENDING 10/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Financial Products LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 S. Wacker Drive, Suite 2940
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jorge Ortiz	(212) 827-7000	Jorge.L.Ortiz@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jorge Ortiz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TD Financial Products LLC, as of 10/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF NOTARY PUBLIC NEW YORK
MICHAEL PADILLA
Registration #01PA0035139
Qualified in New York County
My Commission Expires
March 21, 2029

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TD Financial Products LLC

Statement of Financial Condition

As of October 31, 2025

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Shape the future with confidence

Report of Independent Registered Public Accounting Firm

To the Member and Management of TD Financial Products LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Financial Products LLC (the Company) as of October 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

December 23, 2025


TD Financial Products LLC
Statement of Financial Condition
As of October 31, 2025
(*In Thousands*)


Assets

Cash	$	1,000
Financial instruments owned, at fair value		2,322,864
Receivable from clearing broker, net		1,222,104
Interest receivable		23,733
Other assets		2,602
Total assets	$	3,572,303

Liabilities and member's equity
Liabilities

Financial instruments sold, but not yet purchased, at fair value	$	1,592,155
Payable to affiliates		18,640
Interest payable		17,048
Accrued expenses		9,146
Total liabilities		1,636,989
Member's equity		1,935,314
Total liabilities and member's equity	$	3,572,303

The accompanying notes are an integral part of the statement of financial condition.

TD Financial Products LLC

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

TD Financial Products LLC, ("TDFP" or the "Company"), formerly TD Securities Automated Trading LLC, is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH" or "Member", or "Parent"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company engages in fully automated electronic market-making in municipal, corporate, and agency securities, participates in the underwriting of municipal securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

TDFP acts as a dealer (i.e., as principal) primarily in the purchase and sale of municipal securities, with hedged positions in U.S. and international corporate securities, U.S. government securities, and exchange traded funds. Following the migration of the New York Public Finance business from TD Securities (USA) LLC ("TDSU") in fiscal 2025, TDFP also acts as principal and agent in the underwriting of municipal securities.

The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activities. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Refer to Note 8, "Net Capital Requirements," for additional information and disclosures. As the Company's operations constitute a single reportable segment, the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Pershing LLC, (the "Clearing Broker"), a U.S. broker-dealer, acts as clearing agent for the Company's trading and banking activities.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which require management to make estimates and assumptions that affect the fair value of securities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements*. Depending upon the nature of the asset or liability, the Company uses assumptions and the valuation techniques described below under the Fair Value Hierarchy heading when estimating an instrument's fair value in accordance with the accounting standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities include exchange traded funds that are traded in an active market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined by using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

Cash

Cash consists of deposits at Bank of New York to support the banking business' activities, which can be withdrawn without restriction. There are no cash equivalents as of October 31, 2025.

2. Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, but not yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, but not yet purchased, at fair value, arise as a result of the Company's trading activities as a dealer in various financial instruments. These instruments are recorded on a trade date basis, and are carried at fair value in the statement of financial condition. See Note 4 for additional information on valuation of financial instruments owned and financial instruments sold, but not yet purchased.

Receivable from clearing broker, net

The Company, pursuant to a customary agreement, only conducts business with the Clearing Broker, for its trading activities. At October 31, 2025, the receivable from clearing broker primarily includes trades pending settlement as well as cash and margin balances held at the clearing broker. The Company's margin balances are collateralized by the Company's securities and cash balances held at the clearing broker, subject to collateral maintenance requirements. The Company's activity with its clearing broker is subject to a master netting agreement. In the event the clearing broker is unable to fulfill obligations, the Company would be subject to credit risk.

Payables to Affiliates

Payables to affiliates consist primarily of amounts related to Service Level Arrangements ("SLA's") and a technology licensing agreement. See Note 5 for additional information on related-party transactions.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the statement of financial condition date.

Income Taxes

The Company provides for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Subsequent changes in the tax laws or rates require adjustment to those assets and liabilities. A deferred tax valuation allowance is established when in the judgment of management, it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company recognizes the statement of financial condition effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Notes to Statement of Financial Condition (continued)

3. New Accounting Standards

Newly Issued Accounting Standards Effective in Future Periods

In December 2023, the FASB issued ASU 2023-09 "Income taxes (Topic 740): Improvements to Income tax disclosures". This new ASU enhances the transparency and decision usefulness of income tax disclosures. The effective date for the Company is October 31,2026. The Company is assessing changes needed to current income tax disclosures to comply with this ASU.

4. Financial Instruments Owned and Financial Instruments Sold, but not yet Purchased, at Fair Value

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of October 31, 2025 (*In Thousands*):

	Level 1	Level 2	Level 3	Total
Assets				
Financial Instruments Owned:				
Municipal Securities	$ -	1,727,160	-	1,727,160
Corporate Securities	-	570,133	-	570,133
Government Securities	19,337	3,474	-	22,811
Exchange Traded Funds	2,760	-	-	2,760
Total	$ 22,097	2,300,767	-	2,322,864
Liabilities				
Financial Instruments Sold, but not yet Purchased:				
Corporate Securities	$ -	1,366,564	-	1,366,564
Government Securities	53,351	153,535	-	206,886
Municipal Securities	-	232	-	232
Exchange Traded Funds	18,473	-	-	18,473
Total	$ 71,824	1,520,331	-	1,592,155

All other assets and liabilities of the Company are Level 2, and are carried at cost, which is approximately fair value. For the year ended October 31, 2025, the Company held no financial instruments classified within Level 3, and there were no transfers into or out of Level 3 of the fair value hierarchy.

5. Related-Party Transactions

TDSU provided support services to the Company under SLA's that define the services to be provided and the basis upon which the Company will reimburse TDSU for expenses incurred in providing those services. These services cover a wide variety of operational and administrative functions, including Operations, Risk Management, Finance, Legal, Human Resources and other support functions.

The Company has a $300 million unsecured revolving line of credit from TDH available. The Company typically repays this line of credit intraday when drawn upon. At October 31, 2025, this line of credit had an outstanding drawn balance of zero. The Company also has a $250 million subordinated revolving line of credit from TDH available. At October 31, 2025, zero was drawn from that line of credit.

Balances with related parties included in the statement of financial condition are as follows *(In Thousands):*

	As of October 31, 2025
Liabilities	
Payable to affiliates	$ 18,640

6. Risk Management

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Company would incur if various financial instruments failed to perform pursuant to the terms of their obligations to the Company.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions at a reasonable price in times of low trading volume, high volatility or financial stress.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

6. Risk Management (continued)

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Prepayment Risk

Certain bonds allow for prepayment of principal without penalty. Bonds subject to prepayment risk generally offer less potential for gains when interest rates decline and may offer a greater potential for loss when interest rates rise. In addition, with bonds, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. As a result, the timing and amount of revenue recognized relating to these securities may vary based upon actual maturity.

Political Risk

The Company is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's business.

Legal and Regulatory Risk

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the balance sheet date. Such loss contingencies did not have a material impact on the statement of financial condition and are included in Accounts payable, accrued expenses and other liabilities in the statement of financial condition.

7. Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. The Company currently has no deferred tax assets on its books.

7. Taxes (continued)

ASC 740-10 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions and classification of interest and penalties and requires additional disclosures on tax reserves. At October 31, 2025, the Company had minimal unrecognized tax benefits.

The Company operates in the U.S. and other jurisdictions and the tax years 2022 through 2024 remain open for examination. The state and local jurisdiction of New York State for tax year 2022 is currently under examination; otherwise, the Company is no longer subject to state and local examination by material tax authorities for tax years prior to 2022. The Company does not expect any significant changes to unrecognized tax benefits over the next 12 months.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At October 31, 2025, the Company had net capital of $1,597 million which is $1,594 million above the required net capital of $3 million. At October 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 2.81%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

In addition, the Company has available a subordinated revolving line of credit for $250 million from TDH that can be drawn upon at any time to add additional regulatory capital. At October 31, 2025, zero was drawn from that line of credit. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

9. Subsequent Events

The Company is required by accounting literature (ASC 855, Subsequent Events) to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is issued require accounting as of the balance sheet date or disclosure in the statement of financial condition. The Company has evaluated all subsequent events through the date of issuance, December 23, 2025, of the statement of financial condition and determined that no such events have occurred.